EXHIBIT 21

DISH DBS CORPORATION AND SUBSIDIARIES

LIST OF SUBSIDIARIES

As of December 18, 2014

Subsidiary	State or Country of Incorporation	Name Doing Business As

DISH Network L.L.C.	Colorado	DNLLC

DISH Operating L.L.C.	Colorado	SATCO

Echosphere L.L.C.	Colorado	Echosphere

DISH Network Service L.L.C.	Colorado	DNSLLC